Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF TRILOGY INTERNATIONAL PARTNERS INC.

This Management’s Discussion and Analysis (“MD&A”) contains important information about the business of Trilogy International Partners Inc. (“TIP Inc.”, together with its consolidated subsidiaries, the “Company”) and its performance for the three and nine months ended September 30, 2021. This MD&A should be read in conjunction with TIP Inc.’s audited consolidated financial statements for the year ended December 31, 2020 and notes thereto (the “Consolidated Annual Financial Statements”), prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board, TIP Inc.’s MD&A for the year ended December 31, 2020 and TIP Inc.’s unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021 and notes thereto (the “Condensed Consolidated Financial Statements”), prepared in accordance with U.S. GAAP.

On February 7, 2017, Trilogy International Partners LLC, a Washington limited liability company (“Trilogy LLC”), and Alignvest Acquisition Corporation (now TIP Inc.) completed a court approved plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated November 1, 2016 (as amended December 20, 2016). As a result of the Arrangement, TIP Inc., through a wholly owned subsidiary, acquired a majority interest in Trilogy LLC. As of September 30, 2021, TIP Inc. held a 99.3% economic ownership interest in Trilogy LLC and, as a result of the redemptions of all remaining outstanding Trilogy LLC Class C Units in October 2021, TIP Inc. now holds 100% economic ownership interest in Trilogy LLC.

All dollar amounts are in U.S. dollars (“USD”), unless otherwise stated. Amounts for subtotals, totals and percentage variances included in tables in this MD&A may not sum or calculate using the numbers as they appear in the tables due to rounding. This MD&A is current as of November 9, 2021 and was approved by the Company’s board of directors.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”). Forward-looking statements are provided to help you understand the Company’s views of its short and longer term plans, expectations and prospects. The Company cautions you that forward-looking statements may not be appropriate for other purposes.

Forward-looking statements include statements about the Company’s business outlook for the short and longer term and statements regarding the Company’s strategy, plans and future operating performance. Furthermore, any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such statements are identified often, but not always, by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” occur, be taken, or be achieved, or the negative of any of these terms and similar expressions including, but not limited to, statements relating to: the continued expansion of wireless communication and data technologies, and their growing affordability; revenue growth from increasing consumption of data services; the Company’s ability to retain, and capture a larger share of, customers; change in the economic, competitive and market conditions in New Zealand and Bolivia; the performance of the Company’s investments; the renewal or expiration of the Company’s spectrum licenses; the availability of 5G spectrum licenses; changes in regulatory policies and the enforcement of service quality and other compliance requirements; the continuing impact of the coronavirus (COVID-19) pandemic; and plans and objectives such as the potential initial public offering of 2degrees (as defined below) or business combination with the Orcon Group Limited (“Orcon Group”). Forward-looking statements are not promises or guarantees of future performance. Such statements reflect the Company’s current views with respect to future events and may change significantly. Forward-looking statements are subject to, and are necessarily based upon, a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material assumptions used by the Company to develop such forward-looking statements include, but are not limited to:

•	the completion of satisfactory due diligence by 2degrees and Orcon Group with respect to their proposed transaction; the ability and willingness of these parties to negotiate and agree upon final terms of the potential transaction; the conditions to closing such a transaction with Orcon Group will be satisfied, including necessary regulatory approvals; and if a transaction with Orcon Group is not entered into, that 2degrees will be able to resume and complete an initial public listing and equity issuance;

•	the absence of unforeseen changes in the legislative and operating frameworks for the Company;

•	the Company meeting its future objectives and priorities;

•	the Company having access to adequate capital to fund its future projects and plans;

•	the Company’s future projects and plans proceeding as anticipated;

•	taxes payable;

•	subscriber growth, pricing, usage and churn rates;

•	technology deployment;

•	data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources;

•	general economic and industry growth rates; and

•	commodity prices, currency exchange and interest rates and competitive intensity.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors, including, without limitation, those described under the heading “Risk Factors” included in TIP Inc.’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”) filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and those referred to in TIP Inc.’s other regulatory filings with the U.S. Securities and Exchange Commission in the United States and the provincial securities commissions in Canada. Such risks, as well as uncertainties and other factors that could cause actual events or results to differ significantly from those expressed or implied in the Company’s forward-looking statements, include, without limitation:

•	risks associated with any potential acquisition, investment or merger;

•	risks associated with either 2degrees or Orcon Group not moving beyond the due diligence stage; the parties being unable to agree to the final terms of the transaction; the risk that the conditions to completion of the transaction will not be satisfied; an event, change or other circumstance that could give rise to the termination of the transaction will occur; receipt of required regulatory approvals;

•	the risk that if the 2degrees public listing and equity issuance is resumed that it can be successfully completed;

•	the Company’s history of incurring losses and the possibility that the Company will incur losses in the future;

•	the Company having insufficient financial resources to achieve its objectives;

•	the Company’s significant level of consolidated indebtedness and the refinancing, default and other risks resulting therefrom;

•	TIP Inc.’s and Trilogy LLC’s status as holding companies;

•	the Company’s ability to sell or purchase assets;

•	the restrictive covenants in the documentation evidencing the Company’s outstanding indebtedness;

•	the Company’s ability to incur additional debt despite its level of indebtedness;

•	the Company’s ability to pay interest due on its indebtedness and Trilogy LLC’s reliance on dividend distributions from its operating subsidiaries in New Zealand and Bolivia to fund such payments;

•	the Company’s ability to refinance its indebtedness;

•	the risk that the Company’s credit ratings could be downgraded;

•	the significant political, social, economic and legal risks of operating in Bolivia;

•	the regulated nature of the industry in which the Company participates;

•	some of the Company’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights;

•	the need for spectrum access;

•	the use of “conflict minerals” in handsets and the availability of certain products, including handsets;

•	risks related to anti-corruption compliance;

•	intense competition in all aspects of the Company’s business;

•	lack of control over network termination costs, roaming revenues and international long distance revenues;

•	rapid technological change and associated costs, including the ability of the Company’s subsidiaries to finance, construct and deploy 5G technology in their markets;

•	reliance on equipment suppliers, including Huawei Technologies Co., Ltd. and its subsidiaries and affiliates;

•	subscriber churn risks, including those associated with prepaid accounts;

•	the need to maintain distributor relationships;

•	the Company’s future growth being dependent on innovation and development of new products;

•	security threats and other material disruptions to the Company’s wireless network;

•	the ability of the Company to protect subscriber information and cybersecurity risks generally;

•	actual or perceived health risks associated with handsets;

•	risks related to litigation, including class actions and regulatory matters;

•	risks related to fraud, including device financing, customer credit card, subscription and dealer fraud;
•	reliance on limited management resources;
•	risks related to the minority shareholders of the Company’s subsidiaries;
•	general economic risks;
•	risks related to natural disasters, including earthquakes and public health crises (including the coronavirus (COVID-19) outbreak) and related potential impact on the Company’s financial results and performance;
•	risks related to climate change and other environmental factors;
•	foreign exchange rate and interest rate changes and associated risks;
•	risks related to currency controls and withholding taxes;
•	TIP Inc.’s, Trilogy LLC’s and their subsidiaries’ ability to utilize carried forward tax losses;
•	tax related risks;
•	TIP Inc.’s dependence on Trilogy LLC to make contributions to pay the Company’s taxes and other expenses;
•	Trilogy LLC’s obligations to make distributions to TIP Inc. and the other owners of Trilogy LLC;
•	differing interests among TIP Inc.’s and Trilogy LLC’s equity owners in certain circumstances;
•	risks related to the impact of new laws and regulations;
•	risks associated with the Company’s internal controls over financial reporting;
•	an increase in costs and demands on management resources when the Company ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012;
•	additional expenses if the Company loses its foreign private issuer status under U.S. federal securities laws;
•	risks that the market price of the common shares of TIP Inc. (the “Common Shares”) may be volatile and may continue to be significantly depressed;
•	risks that substantial sales of Common Shares may cause the price of the shares to decline;
•	restrictions on the ability of Trilogy LLC’s subsidiaries to pay dividends, including the risk that operating results may impact distribution tests under their debt facilities and reduce or preclude the payment of dividends and the risk that the timing of upcoming spectrum renewals in New Zealand may impact the ability of 2degrees to pay dividends;
•	dilution of the Common Shares and other risks associated with equity financings;
•	the ability of the Company to enhance its 4G LTE networks with 4.5G and 4.9G features;
•	risks related to the influence of securities industry analyst research reports on the trading market for the Common Shares; and
•	risks related to being a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

All forward-looking statements included herein are based on the beliefs, expectations and opinions of management on the date the statements are made. Except as required by applicable law, the Company does not assume any obligation to update forward-looking statements should circumstances or management’s beliefs, expectations or opinions change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Market and Other Industry Data

This MD&A includes industry and trade association data and projections as well as information that the Company has prepared based, in part, upon data, projections and information obtained from independent trade associations, industry publications and surveys. Some data is based on the Company’s good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and projections generally state that the information contained therein has been obtained from sources believed to be reliable. The Company has not independently verified any of the data from third-party sources nor has it ascertained the underlying economic assumptions relied upon therein. Statements as to the Company’s market position are based on market data currently available to the Company. Its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the 2020 Annual Report under the heading “Risk Factors” and discussed herein under the heading “Cautionary Note Regarding Forward-Looking Statements”. Projections and other forward-looking information obtained from independent sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this MD&A.

Trademarks and Other Intellectual Property Rights

The Company has proprietary rights to trademarks used in this MD&A, which are important to its business, including, without limitation, “2degrees”, “NuevaTel” and “Viva”. The Company has omitted the “®,” “™” and similar trademark designations for such trademarks but nevertheless reserves all rights to such trademarks. Each trademark, trade name or service mark of any other company appearing in this MD&A is owned by its respective holder.

About the Company

TIP Inc., together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. The Company also provides fixed broadband communications to residential and enterprise customers in New Zealand. The Company’s services are available to an aggregate population of 16.8 million persons. The Company’s founding executives launched operations of the Company’s Bolivian subsidiary, Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”), in 2000 when it was owned by Western Wireless Corporation (“Western Wireless”). Trilogy LLC acquired control of NuevaTel from Western Wireless in 2006, shortly after Trilogy LLC was founded. In 2009, Trilogy LLC launched Two Degrees Mobile Limited (“2degrees”) as a greenfield wireless communications operator in New Zealand. As of September 30, 2021, the Company had 1,622 employees.

The market operations in New Zealand and Bolivia represent the Company’s two reportable segments. Our chief operating decision maker, TIP Inc.’s Chief Executive Officer, assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA. See Note 17 – Segment Information to the Condensed Consolidated Financial Statements for additional information.

The Company’s Strategy

The Company’s strategy is to operate wireless and fixed broadband telecommunications businesses in markets located outside the United States of America that demonstrate the potential for growth. The Company believes that the wireless communications business will continue to expand in these markets because of the increasing functionality and affordability of wireless communications technologies as well as the acceleration of wireless data consumption as experienced in more developed countries. Data revenue growth continues to present a significant opportunity in each of the Company’s markets in different stages of smartphone and other data-enabled device penetration. In New Zealand, the sale of bundled services, providing both mobile and broadband services to subscribers, continues to facilitate higher rates of customer retention and an ability to capture a larger share of household communications revenues and small and medium enterprise customers.

The Company’s wireless services are provided using a variety of communication technologies: Global System for Mobile Communications (“GSM” or “2G”) (NuevaTel only), Universal Mobile Telecommunication Service, a GSM-based third generation mobile service for mobile communications networks (“3G”), and Long Term Evolution (“LTE”), a widely deployed fourth generation service (“4G LTE”). Deployment of 4G LTE in New Zealand and Bolivia enables the Company to offer its wireless subscribers in those markets a wide range of advanced services while achieving greater network capacity through improved spectral efficiency. The Company believes that 4G LTE services will continue to be a catalyst for revenue growth from additional data services, such as mobile broadband, internet browsing capabilities, richer mobile content, video streaming and application downloads. In Bolivia, 4G LTE technology is being deployed to deliver broadband services to homes as well as mobile users. The Company’s 4G LTE networks will be enhanced with 4.5G and 4.9G features, which are known in the industry as LTE Advanced and LTE Advanced Pro, respectively, as traffic and capacity demands require. This evolution is expected to be accomplished mainly through commercial software releases by our network equipment manufacturers. In New Zealand, 5G spectrum is becoming available, enabling carriers to offer new and even more data-intensive wireless services and applications.

Foreign Currency

In New Zealand, the Company generates revenue and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the New Zealand dollar relative to the U.S. dollar can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The effect of these fluctuations is referenced in this MD&A as “impact of foreign currency”. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD:

	September 30, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.69	0.72	(5%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Change	2021	2020	% Change
Average NZD to USD exchange rate	0.70	0.66	6%	0.71	0.64	12%

The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the Canadian dollar (“CAD”), expressed in USD, as quoted by the Bank of Canada:

	September 30, 2021	December 31, 2020	% Change
End of period CAD to USD exchange rate	0.78	0.79	0%

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% Change	2021	2020	% Change
Average CAD to USD exchange rate	0.79	0.75	6%	0.80	0.74	8%

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

During 2020 and continuing through the filing date of our Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of potential future effects on the Company’s businesses and financial results cannot be reliably estimated.

In New Zealand, the government’s swift and significant response during 2020 had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions to mitigate impacts throughout the prior year. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 17 – Segment Information to the Condensed Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continuing into 2021 as compared to the initial months of the pandemic. During the third quarter of 2021, a resurgence of COVID-19 cases resulted in a reinstatement of movement restrictions which adversely affected financial sequential results during the quarter. These movement restrictions are expected to remain in force at various levels throughout the country during the fourth quarter or until target vaccination rates are met. Consequently, there continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. Over the course of 2020 and continuing through 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, continuing through the third quarter of 2021, societal and movement restrictions in Bolivia have resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Periodically during 2021, certain regions in Bolivia experienced a resurgence of COVID-19 cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the nine months ended September 30, 2021. Similarly, the net losses incurred in the prior year impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in the prior year and has continued to maintain a full reserve through September 30, 2021. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to NuevaTel’s long-lived assets, including property and equipment, license costs and other intangible assets, and operating lease right of-use-assets, the Company monitors and assesses for impairment when events or changes in circumstances indicate that the carrying amount of an affected asset group may not be recoverable. This evaluation of long-lived assets is performed at the NuevaTel entity level, which is the lowest level at which individual cash flows can be identified. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the ongoing impact of COVID-19 on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021, particularly considering the sequential quarters of negative Adjusted EBITDA during a period when management expected a return to a positive trajectory. As a result, expectations regarding NuevaTel’s long-term financial performance have been revised to reflect these changes in facts and circumstances. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel (the “asset group”) in the third quarter of 2021 for recoverability and impairment.

In evaluating long-lived assets for recoverability, the undiscounted cash flows expected to result from the use of the asset group are compared to the carrying value of the asset group. If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value, considering external market participant assumptions. The Company performed a recoverability test during the third quarter of 2021 using management’s best estimate of future undiscounted cash flows and determined that the carrying value of the asset group was not recoverable. Accordingly, the Company determined an estimated fair value of the asset group and related long-lived assets using a combination of valuation techniques, including: (i) a discounted cash flow method, which estimates the amount and timing of net future cash flows and discounts them using a risk-adjusted rate of interest, (ii) a guideline public company method using observable public company valuation information, and (iii) a transaction-based method using observable valuations of recent merged or acquired companies in the telecommunications industry. The fair values of the long-lived assets included within the asset group were further determined using various valuation techniques applied by asset type, including observed market sales of similar assets and consideration of liquidation values and economic obsolescence factors. As a result of estimating the fair value of the asset group and comparing amounts to their carrying value, the Company recorded an impairment charge in the amount of $113.8 million during the three months ended September 30, 2021. The impairment was allocated to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in impairment of long-lived assets in our Condensed Consolidated Statements of Operations and Comprehensive Loss. The pre-tax impairment charge resulted in a $28.5 million deferred tax asset which was offset by a full valuation allowance, and a $5.2 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings.

NuevaTel has maintained its liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $16.7 million of cash, cash equivalents and restricted cash as of September 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the nine months ended September 30, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the pandemic has resulted in increased liquidity and cash challenges for NuevaTel which could become acute regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund obligations due in the first quarter of 2022. Management is currently working to address issues associated with meeting such financial obligations. These actions may include arranging extended payment terms with suppliers, arranging other external investment or seeking to transition the NuevaTel business to a third party.

Overall Performance

The table below summarizes the Company’s key financial metrics for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in thousands)	2021	2020	2021	2020	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Postpaid wireless subscribers	770	755	770	755	2%		2%
Prepaid wireless subscribers	2,301	2,254	2,301	2,254	2%		2%
Other wireless subscribers(1) (2)	35	41	35	41	(13%)		(13%)
Fixed broadband subscribers(2)	172	145	172	145	19%		19%
Total ending subscribers	3,279	3,195	3,279	3,195	3%		3%

(in millions, unless otherwise noted)
Service revenues	$134.4	$126.3	$406.9	$369.4	6%		10%
Total revenues	$157.5	$153.7	$484.4	$441.5	2%		10%
Net loss	$127.7	$23.0	$165.9	$59.5	455%		179%
Net loss margin(3)	95.0%	18.2%	40.8%	16.1%	76.8	pts	24.7	pts
Consolidated Adjusted EBITDA(4)	$25.8	$27.9	$86.8	$78.4	(8%)		11%
Consolidated Adjusted EBITDA Margin(4)	19.2%	22.1%	21.3%	21.2%	(2.9	)pts	0.1	pts
Capital expenditures(5)	$24.7	$15.4	$65.4	$46.6	61%		41%

pts - percentage points

(1)Includes public telephony and other wireless subscribers.

(2)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this MD&A.

(3)Net loss margin is calculated as Net loss divided by service revenues.

(4)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and reconciliation to most directly comparable GAAP financial measures, see “Definitions and Reconciliations of Non-GAAP Measures” in this MD&A.

(5)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Reclassification of Fixed Broadband Service Revenues

Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Condensed Consolidated Statements of Operations and Comprehensive Loss. Fixed LTE subscribers were also reclassified from Other wireless subscribers to Fixed broadband subscribers. This reclassification has been applied to all periods presented in this MD&A. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $1.3 million and $3.6 million for the three and nine months ended September 30, 2021, respectively, and $0.7 million and $2.1 million for the three and nine months ended September 30, 2020, respectively. This change had no impact on total revenues or net loss for any period presented.

Q3 2021 Highlights

•	New Zealand postpaid wireless subscribers increased 41 thousand, or 8%, as of September 30, 2021, compared to September 30, 2020, due in large part to business subscriber growth. New Zealand postpaid service revenues increased 14% in the third quarter of 2021 compared to the third quarter of 2020 (an 8% increase excluding the impact of foreign currency).

•	New Zealand fixed broadband subscribers increased 17 thousand, or 13%, as of September 30, 2021, compared to September 30, 2020, driving a 22% increase in New Zealand fixed broadband service revenues compared to the same period in 2020 (a 15% increase excluding the impact of foreign currency).

•	New Zealand service revenues increased 14% for the three months ended September 30, 2021 compared to the same period in 2020 (a 7% increase excluding the impact of foreign currency).

•	Bolivia total subscribers increased 79 thousand, or 5%, as of September 30, 2021, compared to September 30, 2020, mainly due to an increase in prepaid wireless subscribers of 101 thousand, or 8%.

•	Consolidated Adjusted EBITDA declined $2.1 million, or 8%, for the three months ended September 30, 2021 compared to the third quarter of 2020, primarily due to a decline in Bolivia Segment Adjusted EBITDA of $2.0 million, or 421%, partially offset by an increase in New Zealand Segment Adjusted EBITDA of $1.0 million, or 4%. Excluding the impact of foreign currency, Consolidated Adjusted EBITDA and New Zealand Segment Adjusted EBITDA declined $3.8 million, or 13%, and $0.7 million, or 2%, respectively, for the three months ended September 30, 2021 compared to the same period in 2020.

Key Performance Indicators

The Company measures success using a number of key performance indicators, which are outlined below. The Company believes these key performance indicators allow the Company to evaluate its performance appropriately against the Company’s operating strategy as well as against the results of its peers and competitors. The following key performance indicators are not measurements in accordance with U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP (see definitions of these indicators in “Definitions and Reconciliations of Non-GAAP Measures – Key Industry Performance Measures – Definitions” at the end of this MD&A).

Subscriber Count

	As of September 30,		% Variance
(in thousands)	2021	2020	2021 vs 2020
New Zealand
Postpaid wireless subscribers	541	500	8%
Prepaid wireless subscribers	915	968	(5%)
Fixed broadband subscribers(1)	146	128	13%
New Zealand Total	1,602	1,596	0%

Bolivia
Postpaid wireless subscribers	229	256	(10%)
Prepaid wireless subscribers	1,386	1,285	8%
Other wireless subscribers(1) (2)	35	41	(13%)
Fixed broadband subscribers(1)	27	16	63%
Bolivia Total	1,677	1,598	5%

Consolidated
Postpaid wireless subscribers	770	755	2%
Prepaid wireless subscribers	2,301	2,254	2%
Other wireless subscribers(1) (2)	35	41	(13%)
Fixed broadband subscribers(1)	172	145	19%
Consolidated Total	3,279	3,195	3%

(1)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE subscribers from Other wireless subscribers to Fixed broadband subscribers.

(2)Includes public telephony and other wireless subscribers in Bolivia.

The Company determines the number of subscribers to its services based on a snapshot of active subscribers at the end of a specified period. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period in which the services are discontinued or after 90 days of inactivity. Wireless subscribers include both postpaid and prepaid subscribers for voice-only services, data-only services or a combination thereof, in both the Company’s New Zealand and Bolivia segments, as well as public telephony and other wireless subscribers in Bolivia. Fixed broadband subscribers comprise the subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia.

As of September 30, 2021, the Company had 3.3 million consolidated subscribers, of which 3.1 million were wireless subscribers and 172 thousand were fixed broadband subscribers. Fixed broadband subscribers as of the end of the third quarter increased 28 thousand compared to September 30, 2020, and wireless subscribers increased 57 thousand compared to September 30, 2020, primarily due to the following:

•	Bolivia’s wireless subscriber base increased 4% compared to September 30, 2020, reflecting an increase of 8% in prepaid subscribers due to promotional activities which resulted in prepaid subscriber gains year-over-year. Prepaid subscribers comprise the majority of wireless subscribers in Bolivia. Bolivia’s postpaid subscriber base as of September 30, 2021 declined 10% compared to September 30, 2020.

•	New Zealand’s wireless subscriber base declined 1% compared to September 30, 2020, reflecting a decline in prepaid subscribers of 5%, partially offset by an increase in postpaid subscribers of 8%.

See the New Zealand and Bolivia Business Segment Analysis sections of this MD&A for additional information regarding the changes in subscribers.

Consolidated Key Performance Metrics(1)

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(not rounded, unless otherwise noted)	2021	2020	2021	2020	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Monthly blended wireless ARPU(2)	$11.10	$11.40	$11.08	$10.56	(3%)		5%
Monthly postpaid wireless ARPU	$27.45	$25.94	$27.47	$25.86	6%		6%
Monthly prepaid wireless ARPU	$5.69	$6.18	$5.73	$5.48	(8%)		5%
Cost of acquisition(2)	$46.14	$62.26	$47.00	$63.49	(26%)		(26%)
Equipment subsidy per gross addition(2)	$3.94	$8.75	$4.35	$5.88	(55%)		(26%)
Blended wireless churn	6.1%	2.4%	5.9%	4.4%	3.7	pts	1.5	pts
Postpaid wireless churn	1.5%	3.6%	1.7%	2.1%	(2.0	)pts	(0.3	)pts
Capital expenditures (in millions)(3)	$24.7	$15.4	$65.4	$46.6	61%		41%
Capital intensity	18.4%	12.2%	16.1%	12.6%	6.2	pts	3.5	pts

pts - percentage points

(1)For definitions, see “Definitions and Reconciliations of Non-GAAP Measures - Key Industry Performance Measures-Definitions” in this MD&A.

(2)Beginning with the third quarter of 2021, fixed LTE subscribers were reclassified for all periods from wireless subscribers and are now included as a component of fixed broadband subscribers.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Monthly Blended Wireless ARPU – average monthly revenue per wireless user

Consolidated monthly blended wireless ARPU declined 3% and increased 5% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These variances were impacted by foreign currency in New Zealand. Excluding the impact of foreign currency, consolidated monthly blended wireless ARPU declined 6% and 2% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These declines were primarily due to the impact of the COVID-19 pandemic on subscriber activity and usage of service in Bolivia. Bolivia blended wireless ARPU declined 23% and 15% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The declines in Bolivia were partially offset by increases in New Zealand monthly blended wireless ARPU of 11% and 16% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020 (excluding the impact of foreign currency, New Zealand monthly blended wireless ARPU increased 5% and 4% for the three and nine months ended September 30, 2021, respectively) driven mainly by a higher proportion of the subscriber base being comprised of postpaid subscribers in 2021 compared to 2020.

Cost of Acquisition

The Company’s cost of acquisition for its segments is largely driven by the amount of equipment subsidies provided to subscribers, as well as fluctuations in sales and marketing, which are components of supporting the subscriber base; the Company measures its efficiencies based on a per gross add or acquisition basis.

Cost of acquisition declined 26% for both the three and nine months ended September 30, 2021, compared to the same periods in 2020, primarily driven by declines in Bolivia. The declines in Bolivia were due to the higher increases in wireless gross additions of 66% and 79% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, while sales and marketing costs increased 1% and declined 12% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The declines in Bolivia were partially offset by an increase in New Zealand primarily due to increases in sales and marketing.

Equipment Subsidy per Gross Addition

Equipment subsidies, a component of the Company’s cost of acquisition, are offered to stimulate subscriber additions and retention. The Company also periodically offers equipment subsidies in New Zealand on certain plans and wireless devices; however, in general there has been less of a focus on handset subsidies in recent years since the launch of an Equipment Installment Plan (“EIP”). The grey market category, a source of unsubsidized devices, continues to represent the principal smartphone market in Bolivia. Recently, “bring your own device” plans have also become popular, further contributing to a decrease in handset subsidies.

For the three and nine months ended September 30, 2021, equipment subsidy per gross addition declined 55% and 26%, respectively, compared to the same periods in 2020. These declines were due to higher increases in wireless gross additions in Bolivia as mentioned above. For the three months ended September 30, 2021, there was also a decline in handset sales in New Zealand which contributed to the decline in equipment subsidy.

Blended Wireless Churn

Generally, prepaid churn rates are higher than postpaid churn rates. Prepaid churn rates have typically increased in New Zealand and Bolivia during times of intensive promotional activity as well as periods associated with high-volume consumer shopping, such as major events, holidays and tourism in New Zealand. There is generally less seasonality with postpaid churn rates, as postpaid churn is mostly a result of service contract expirations, equipment purchased on an installment payment basis being fully paid off and new device or service launches.

Blended wireless churn increased 3.7 percentage points and 1.5 percentage points for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These increases were primarily due to increases in prepaid wireless churn in Bolivia. Bolivia prepaid wireless churn increased by 9.3 percentage points and 3.3 percentage points for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily as a result of restrictions mandated by the Bolivian government in response to COVID-19 in 2020. Further, due to the nature of Bolivian prepaid subscriber acquisitions, there is typically a higher level of early churn from new customers. The lower sales activity in the second quarter of 2020 resulted in a decrease in churn and disconnections during the third quarter of 2020. Additionally, there were a significant number of reactivations in the third quarter of 2020 related to prepaid disconnections processed in the second quarter of 2020.

Capital Expenditures

Capital expenditures include costs associated with the acquisition and placement into service of property and equipment. The wireless communication industry requires significant on-going investments, including investment in new technologies and the expansion of capacity and geographical reach. Capital expenditures have a material impact on the Company’s cash flows; therefore, such investments require focus on planning, funding and management.

Capital expenditures represent purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts. The Company believes that this methodology of reporting best reflects its cost of capital expenditures in a given period and is a simpler measure for comparing periods.

For the three and nine months ended September 30, 2021, compared to the same periods in 2020, capital intensity increased 6.2 percentage points and 3.5 percentage points, respectively, mainly attributable to 5G network investments in New Zealand and timing of expenditures as 2020 was impacted by the deferral of capital project spending in response to the COVID-19 pandemic.

Results of Operations

Consolidated Revenues

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2021	2020	2021	2020	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Revenues:
Wireless service revenues (1)	$104.0	$101.7	$316.6	$301.5	2%	5%
Fixed broadband service revenues (1)	28.1	22.7	83.7	61.6	24%	36%
Equipment sales	23.1	27.5	77.5	72.1	(16%)	8%
Non-subscriber international long distance and other revenues	2.3	1.9	6.6	6.3	21%	5%
Total revenues	$157.5	$153.7	$484.4	$441.5	2%	10%

(1)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” and reclassified fixed LTE revenues from Wireless service revenues to Fixed broadband service revenues.

Consolidated Wireless Service Revenues

Wireless service revenues increased $2.3 million, or 2%, and $15.0 million, or 5%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, wireless service revenues declined $1.7 million, or 2%, and $7.6 million, or 2%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, as declines in Bolivia more than offset increases in New Zealand. The declines in Bolivia were due to declines in both postpaid and prepaid revenues as a result of the COVID-19 pandemic and the 10% decline in its postpaid subscriber base. These declines in Bolivia were partially offset by increased postpaid wireless service revenues in New Zealand driven by the larger postpaid subscriber base, particularly due to business subscriber growth. For the nine months ended September 30, 2021, there was also an increase in prepaid service revenues in New Zealand mainly due to an increase in prepaid ARPU.

Consolidated Fixed Broadband Service Revenues

Fixed broadband service revenues increased $5.4 million, or 24%, and $22.1 million, or 36%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, fixed broadband service revenues increased $4.1 million, or 17%, and $15.2 million, or 22%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the 19% growth in the fixed broadband subscriber base and increases in residential fixed broadband ARPU in both New Zealand and Bolivia.

Consolidated Equipment Sales

Equipment sales declined $4.4 million, or 16%, and increased $5.5 million, or 8%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, equipment sales declined $5.9 million, or 20%, and $2.5 million, or 3%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The decline for the three months ended September 30, 2021, compared to the same period in 2020, was primarily due to a decline in New Zealand driven by societal restrictions in effect in the third quarter of 2021 related to the COVID-19 pandemic that resulted in a decline in retail activity and lower equipment sales. For the nine months ended September 30, 2021, compared to the same period in 2020, the decline was mainly due to a decrease in the number of handsets sold in Bolivia during the period.

Consolidated Operating Expenses

Operating expenses represent expenditures incurred by the Company’s operations and its corporate headquarters.

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2021	2020	2021	2020	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Operating expenses:
Cost of service, exclusive of depreciation, amortization and accretion shown separately	$56.0	$49.8	$163.4	$149.1	12%	10%
Cost of equipment sales	25.2	30.6	84.2	78.0	(18%)	8%
Sales and marketing	22.5	19.5	65.7	58.0	15%	13%
General and administrative	29.2	26.8	89.1	84.1	9%	6%
Depreciation, amortization and accretion	28.0	27.7	85.6	79.7	1%	7%
Impairment of long-lived assets	113.8	-	113.8	-	100%	100%
Loss (gain) on disposal of assets and sale-leaseback transaction	0.3	(5.1)	0.9	(2.5)	105%	134%
Total operating expenses	$275.0	$149.5	$602.7	$446.3	84%	35%

Consolidated Cost of Service

Cost of service increased $6.2 million, or 12%, and $14.3 million, or 10%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, cost of service increased $4.3 million, or 8%, and $3.6 million, or 2%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, due to increases in New Zealand, partially offset by declines in Bolivia. Increases in New Zealand were primarily due to increases in transmission expense associated with the growth of the fixed broadband subscriber base. Declines in Bolivia were primarily due to a decline in interconnection costs as a result of a lower volume of voice traffic terminating outside of NuevaTel’s network.

Consolidated Cost of Equipment Sales

Cost of equipment sales declined $5.5 million, or 18%, and increased $6.2 million, or 8%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, cost of equipment sales declined $7.1 million, or 22%, and $2.2 million, or 3%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The decline for the three months ended September 30, 2021, compared to the same period in 2020, was due to declines in both New Zealand and Bolivia. In New Zealand, this decline was primarily driven by societal restrictions related to the COVID-19 pandemic in effect in the third quarter of 2021 that resulted in a decline in retail activity and lower equipment sales. In Bolivia, declines for the three and nine months ended September 30, 2021, compared to the same periods in 2020, were due to declines in the volume of handsets sold. The decline excluding the impact of foreign currency for the nine months ended September 30, 2021 compared to the same period in 2020 was due to the decline in Bolivia, partially offset by an increase in New Zealand mainly attributable to longer periods of societal restrictions related to the COVID-19 pandemic in 2020 as compared to 2021.

Consolidated Sales and Marketing

Sales and marketing increased $3.0 million, or 15%, and $7.7 million, or 13%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, sales and marketing increased $2.2 million, or 11%, and $3.4 million, or 5%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to increases in commissions expense in New Zealand. For the nine months ended September 30, 2021, the increase in New Zealand was partially offset by a decline in commissions expense in Bolivia reflecting lower sales and revenue activities in recent periods.

Consolidated General and Administrative

General and administrative costs increased $2.4 million, or 9%, and $5.0 million, or 6%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, general and administrative costs increased $1.5 million, or 5%, and were flat for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. For the three months ended September 30, 2021, compared to the same period in 2020, the increase in New Zealand was partially offset by a decline in Bolivia. For the nine months ended September 30, 2021, compared to the same period in 2020, the decline in Bolivia more than offset the increase in New Zealand. Declines in general and administrative costs in Bolivia were primarily due to declines in bad debt expense. In addition, there were declines in expenses in Bolivia attributable to cost controls implemented in response to the COVID-19 pandemic. The increases in New Zealand were primarily due to increases in legal, audit and consulting costs, and office rent expense. In addition, in the second quarter of 2021 there was a nonrecurring increase in salaries and wages expense in New Zealand of $1.8 million, the impact of which was removed from Segment Adjusted EBITDA due to the nonrecurring nature of the expense. Further, in the first quarter of 2020 there was a $1.8 million one-time benefit associated with 2degrees’ improvement in collections of EIP receivables previously sold, and in the second quarter of 2020, $1.7 million of equity-based compensation expense was recorded in New Zealand associated with the extension of the expiration of certain 2degrees’ service-based share options.

Consolidated Depreciation, Amortization and Accretion

Depreciation, amortization and accretion increased $0.3 million, or 1%, and $5.9 million, or 7%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, depreciation, amortization, and accretion declined $0.7 million, or 2%, and was flat for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The decline for the three months ended September 30, 2021, compared to the same period in 2020, was primarily due to a decline in Bolivia, partially offset by an increase in New Zealand. For the nine months ended September 30, 2021, compared to the same period in 2020, an increase in New Zealand was partially offset by a decline in Bolivia. The declines in Bolivia were primarily due to a lower net asset base being depreciated. The increases in New Zealand were mainly related to wireless network assets previously placed in service and accelerated depreciation expense on certain existing assets associated with the onset of 5G enabled infrastructure construction.

Consolidated Impairment of Long-Lived Assets

Impairment of long-lived assets of $113.8 million for both the three and nine months ended September 30, 2021 relates to the impairment charge for Bolivia recorded during the three months ended September 30, 2021. For additional information, see Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Consolidated Loss (Gain) on Disposal of Assets and Sale-Leaseback Transaction

Loss on disposal of assets and sale-leaseback transaction increased $5.3 million and $3.4 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to gains recognized for the closings of the tower sale-leaseback transaction in the third quarter of 2020. For the nine months ended September 30, 2021, the increase was partially offset by disposal and abandonment charges of approximately $1.4 million recorded during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

Consolidated Other Expenses (Income)

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions)	2021	2020	2021	2020	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Interest expense	$13.4	$11.3	$39.9	$33.8	18%	18%
Change in fair value of warrant liability	-	0.1	(0.1)	0.1	(100%)	(206%)
Debt issuance and modification costs	-	-	7.0	-	0%	100%
Other, net	(2.2)	0.2	(4.4)	3.1	n/m	(241%)

n/m - not meaningful

Consolidated Interest Expense

Interest expense increased $2.1 million, or 18%, and $6.1 million, or 18%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily related to the issuance by Trilogy International South Pacific LLC (“TISP”), a subsidiary of Trilogy LLC, in October 2020 of $50 million in aggregate principal amount of senior secured notes at an interest rate of 10.0% per annum (the “TISP 10.0% Notes”). See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Consolidated Change in Fair Value of Warrant Liability

The change in the fair value of warrant liability of $0.1 million and $0.2 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, was due to changes in the trading price of the warrants.

Consolidated Debt Issuance and Modification Costs

Debt issuance and modification costs increased $7.0 million for the nine months period ended September 30, 2021 compared to the same period in 2020. The increase was due to the consummation in June 2021 of the exchange of Trilogy LLC’s 8.875% senior secured notes due in 2022 (the “Trilogy LLC 2022 Notes”) for 8.875% senior secured notes of TISP and TISP Finance, Inc. (“TISP Finance”) due in 2023 (the “TISP 8.875% Notes”). See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information. There were no debt issuance and modification costs for the three months ended September 30, 2021 and 2020.

Consolidated Other, Net

Other, net expense declined $2.4 million and $7.6 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to changes in the fair value of interest rate swaps in New Zealand of $2.2 million and $7.1 million, respectively.

Consolidated Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,		% Variance
(in millions)	2021	2020	2021	2020	3 mo. vs 3 mo.	9 mo. vs 9 mo.
Income tax (benefit) expense	$(1.0)	$15.7	$5.3	$17.6	-106%	(70%)

Income Tax Expense

Income tax expense declined $16.7 million and $12.4 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the valuation allowance recorded against the Company’s deferred tax assets in Bolivia in the third quarter of 2020. There was also the benefit recorded in the third quarter of 2021 for the impact of the impairment charge on the Company’s deferred tax liability in respect of NuevaTel’s unrepatriated earnings.

Business Segment Analysis

The Company’s two reporting segments (New Zealand (2degrees) and Bolivia (NuevaTel)) provide a variety of wireless voice and data communications services, including local, international long distance and roaming services for both subscribers and international visitors roaming on the Company’s networks. Services are provided to subscribers on both a postpaid and prepaid basis. In Bolivia, fixed public telephony services are also offered via wireless backhaul connections. In New Zealand, fixed broadband communications services, or fixed broadband services, have been offered since May 2015. In Bolivia, fixed LTE services, or fixed broadband services, have been offered since late 2019.

The Company’s networks support several digital technologies: GSM (NuevaTel only), 3G and 4G LTE. In New Zealand, the Company launched 4G LTE services in 2014 and the Company operates its network through a total of 1,823 cell sites as of September 30, 2021. Of this total, the Company had 1,314 sites on-air that are directly operated by 2degrees, of which 1,276 were 4G LTE. In November 2019, 2degrees entered into a Radio Access Network (“RAN”) sharing agreement with a New Zealand telecommunications provider that supplies 2degrees with managed capacity service for a specified number of network sites under an indefeasible right to use arrangement. As of September 30, 2021, the Company had 238 sites providing additional network coverage through this RAN sharing agreement. The three national mobile providers in New Zealand, 2degrees (through a wholly owned subsidiary), Vodafone New Zealand Limited (“Vodafone”) and Spark New Zealand Trading Limited (“Spark”), formed a joint venture, entitled the Rural Connectivity Group (“RCG”), to deliver a shared wireless broadband/mobile solution in rural areas identified by the government. As of September 30, 2021, the Company had 271 sites providing additional network coverage through this joint venture. In Bolivia, the Company had 1,355 cell sites on air, of which 1,237 were 4G LTE sites as of September 30, 2021.

	2degrees	NuevaTel
Trilogy LLC Ownership Percentage as of September 30, 2021	73.2%	71.5%
Launch Date	August 2009	November 2000
Population (in millions)(1)	5.0	11.8
Wireless Penetration(2)	126%	96%
Company Wireless Subscribers (in thousands) as of September 30, 2021	1,456	1,651
Company Market Share of Wireless Subscribers(2)	24%	14%

(1)Source: The U.S. Central Intelligence Agency’s World Factbook estimated for July 2021.

(2)Source: Management estimate based on the most currently available information.

Following its launch in 2009 as New Zealand’s third wireless entrant, 2degrees quickly gained market share as an innovative challenger committed to providing great value and excellent customer service, thereby beginning its mission of ‘Fighting for Fair’. Based on the most currently available information, management estimates that 2degrees has a market share of wireless subscribers of 24%. The Company believes there is continued opportunity for significant growth in the estimated $5 billion NZD New Zealand telecommunications market. Further, 5G creates further opportunities for 2degrees as 5G enables carriers to offer new and even more data-intensive wireless services and applications that can be utilized by both consumer and business customers.

The Bolivian market also consists of three mobile operators. Based on the most currently available information, management estimates that NuevaTel has a market share of wireless subscribers of 14%. Over the last decade, a growing middle class has emerged in Bolivia, but LTE adoption and broadband penetration remain low compared to other Latin American markets, indicating the potential for further growth. With its broad urban LTE coverage, NuevaTel believes its innovative datacentric and customer friendly product offerings, as well as its late 2019 launch of fixed broadband services, will stimulate data usage and increase revenue diversity.

New Zealand (2degrees)

2degrees launched commercial service in 2009. As of September 30, 2021, Company-controlled entities owned 73.2% of 2degrees with the remaining interests (26.8%) substantially owned by Tesbrit B.V., a Dutch investment company.

Overview

Prior to 2degrees’ entry, the New Zealand wireless communications market was a duopoly, and the incumbent operators, Vodafone and Spark, were able to set relatively high prices, which resulted in low wireless usage by consumers. Additionally, in 2009 New Zealand was one of the most expensive mobile markets in the Organization for Economic Co-operation and Development (“OECD”) countries: mobile revenue in New Zealand in 2009 was only 31% of total New Zealand telecommunications industry revenue, compared to 42% for the rest of the OECD countries. These two factors led the Company to believe that New Zealand presented a significant opportunity for a third competitor to enter the market successfully.

Consequently, 2degrees launched in the New Zealand wireless market through innovative pricing, a customer-centric focus and differentiated brand positioning. 2degrees introduced a novel, low-cost, prepaid mobile product that cut the incumbents’ prices of prepaid voice calls and text messages in half and rapidly gained market share. After expanding the coverage of its network, 2degrees began to leverage its position as a high value market disruptor and shifted its focus to the higher ARPU postpaid consumer market. 2degrees launched postpaid service in 2010 and now has a 16% postpaid market share based on the most currently available information.

2degrees expanded its service offering to include fixed broadband. This allows 2degrees to provide both mobile and broadband services to subscribers via bundled products. The sale of bundled services in New Zealand facilitates a higher rate of customer retention and enhances the ability of 2degrees to capture a larger share of household communications revenues and business customers. Fixed broadband services also support increased business-to-business penetration. 2degrees believes it has a reputation for fairness in the New Zealand market that it seeks to reinforce by combining competitive pricing, innovative products and excellent customer service.

Services; Distribution; Network; 2degrees Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2020.

Governmental Regulation

New Zealand’s Minister for the Digital Economy and Communications, supported by the Ministry of Business Innovation and Employment (“MBIE”), advises the government on policy for telecommunications and spectrum issues.

The MBIE administers the allocation of radio frequency management rights. 2degrees offers service pursuant to management rights in the 700 MHz band, the 900 MHz band, the 1800 MHz band and the 2100 MHz band. 2degrees’ rights to use 700 MHz spectrum expire in 2031. 2degrees’ rights to use 900 MHz spectrum also expire in 2031, subject to 2degrees making a payment for a portion of the 900 MHz spectrum to the New Zealand government in 2022 of an estimated $15 million NZD. 2degrees’ renewal rights to use 1800 MHz and 2100 MHz spectrum have an initial term of two years (until 2023). 2degrees has received offers for additional 18-year terms for this spectrum, which are open for acceptance until November 2022 and will not be accepted until closer to that time. The cost of the 18-year term spectrum may be paid in four annual installments beginning January 2023. The total cost for renewing the 1800 MHz and 2100 MHz rights from 2021 to 2041 will be approximately $54 million NZD, excluding interest, of which $8.6 million NZD was paid in the first quarter of 2021.

The MBIE is also preparing for the introduction of 5G in New Zealand. 2degrees has accepted a short-term management rights offer to use 60 MHz of 3500 MHz spectrum through October 31, 2022 at a cost of $0.8 million NZD. There is no right of renewal for this short-term allocation, which is expected to be followed by an auction of a larger allocation of 3500 MHz spectrum for long-term 5G use commencing November 2022; the government has not yet confirmed the timing of this auction. The MBIE is expected to consult with the industry on this auction in the upcoming months of 2021, with an auction expected to occur in the first half of 2022. While the price of New Zealand 5G spectrum is not yet known, these costs are not expected to be commensurate with 5G spectrum prices that North American telecommunications operators have experienced. The MBIE is also considering technical matters related to this allocation and other potential 5G bands for allocation in the future, including mmWave spectrum (above 24 GHz) and 600 MHz spectrum.

The politically independent Commerce Commission of New Zealand (the “Commerce Commission”) is responsible for implementation of New Zealand’s Telecommunications Act 2001, which provides for regulation of the telecommunications sector. The Commerce Commission includes a Telecommunications Commissioner, who oversees a team that monitors the telecommunications marketplace. For specific services that are regulated, the Commerce Commission is authorized to set both price and non-price terms for services and to establish enforcement arrangements. The Commerce Commission’s responsibilities include wholesale regulation of fixed line access services that 2degrees offers, including unbundled bitstream access, as well as the regulation of wholesale mobile services such as colocation and national roaming, and mobile termination access services.

The Commerce Commission is also responsible for implementing the regulatory framework introduced under the New Zealand Telecommunications Act (the “Telecommunications Act”) in 2018 for fiber services, which 2degrees uses in providing fixed broadband and mobile communications services to its customers. This regulatory framework takes a regulated “utility style” building blocks approach to the pricing of fiber services, representing a shift from the previous “Total Service Long Run Incremental Cost” pricing approach that has been applied to copper services. Beginning January 2022, price-regulated fiber providers will be subject to an overall revenue cap for regulated services and must provide certain services at “anchor” prices. All fiber providers will be subject to information disclosure obligations. Fiber unbundling, which providers have been required to offer since January 2020, is subject to equivalence and non-discrimination obligations.

Following amendments to the Telecommunications Act in 2018, the Commerce Commission assumed oversight of telecommunications retail service quality issues, which is now a priority for the Commerce Commission. The Commerce Commission’s responsibilities with respect to retail service quality include monitoring the level of quality delivered to retail customers by providers, ensuring that consumers have access to data that enables informed purchase decisions, reviewing industry standards governing retail service quality, providing industry guidelines on retail service quality matters, and establishing mandatory retail service quality standards. The Commerce Commission is also responsible for the implementation of an industry Emergency 111 Contact Code and is required to review the industry’s dispute resolution scheme at least once every three years. The Commerce Commission is currently working with industry stakeholders on a number of these issues.

The New Zealand government has taken an active role in funding the deployment of fiber (the “Ultra-Fast Broadband Initiative”) and rural infrastructure (the Rural Broadband Initiative or “RBI” and the “RBI2” extension, which also included a Mobile Black Spots Fund) to enhance citizens’ access to higher speed broadband services. The Ultra-Fast Broadband Initiative is expected to reach 87% of the population by December 2022. As described above, the RCG was formed by a wholly owned subsidiary of 2degrees, Vodafone and Spark to deliver a shared wireless broadband/mobile solution in rural areas in response to the New Zealand government’s proposed RBI2 project. In August 2017, the New Zealand government and the RCG signed an agreement whereby the government initially committed to contribute $150 million NZD to the RCG for the RBI2 project on the condition that each RCG shareholder, including 2degrees, invest $20 million NZD over several years and contribute to the operating costs of the RBI2 network. In December 2018, the government expanded the RBI2 project funding by an additional $145 million NZD, of which up to $115 million NZD was allocated to the RCG. In 2020, the government announced further funding increases for improved rural capacity and connectivity in response to COVID-19 developments and 2degrees was awarded a contract directly with the New Zealand government to provide capacity upgrades to its existing infrastructure and new coverage areas in order to support a greater number of rural New Zealand end users.

New Zealand - Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30,		% Variance
(in millions, unless otherwise noted)	2021	2020	2021	2020	3 mo. vs 3 mo.		9 mo. vs. 9 mo.
Service revenues	$104.0	$91.6	$311.5	$258.9	14%		20%
Total revenues	$127.1	$117.4	$388.8	$327.5	8%		19%
Segment Adjusted EBITDA	$30.6	$29.5	$95.3	$81.8	4%		16%
Segment Adjusted EBITDA Margin(1)	29.4%	32.3%	30.6%	31.6%	(2.9	)pts	(1.0	)pts

Postpaid Subscribers (in thousands)
Net additions	14	13	29	21	7%		38%
Total postpaid subscribers	541	500	541	500	8%		8%

Prepaid Subscribers (in thousands)
Net losses	(24)	(1)	(56)	(12)	n/m		(367%)
Total prepaid subscribers	915	968	915	968	(5%)		(5%)

Total wireless subscribers (in thousands)	1,456	1,468	1,456	1,468	(1%)		(1%)

Fixed Broadband Subscribers (in thousands)(2)
Net additions	7	9	14	21	(21%)		(32%)
Total fixed broadband subscribers	146	128	146	128	13%		13%

Total ending subscribers (in thousands)	1,602	1,596	1,602	1,596	0%		0%

Blended wireless churn	2.1%	1.8%	2.1%	2.1%	0.2	pts	0.0	pts
Postpaid churn	0.8%	0.9%	0.9%	1.0%	(0.1	)pts	(0.1	)pts

Monthly blended wireless ARPU (not rounded)	$17.21	$15.53	$17.12	$14.79	11%		16%
Monthly postpaid wireless ARPU (not rounded)	$31.47	$29.87	$31.44	$28.92	5%		9%
Monthly prepaid wireless ARPU (not rounded)	$8.94	$8.17	$9.07	$7.59	9%		19%

Monthly residential fixed broadband ARPU (not rounded) (2)	$52.77	$47.86	$53.85	$44.71	10%		20%

Capital expenditures (3)	$21.7	$13.4	$55.1	$40.8	62%		35%
Capital intensity	20.9%	14.6%	17.7%	15.8%	6.2	pts	1.9	pts

n/m - not meaningful
pts - percentage points

(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.

(2)Beginning with the third quarter of 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three and Nine Months Ended September 30, 2021 Compared to Same Periods in 2020

Service revenues increased $12.4 million, or 14%, and $52.6 million, or 20%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, service revenues increased $7.1 million, or 7%, and $22.6 million, or 8%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to growth in fixed broadband revenues driven by the larger fixed broadband subscriber base and increases in residential fixed broadband ARPU. There were also increases in postpaid wireless service revenues driven by the larger postpaid subscriber base, due mainly to growth in business subscribers. For the nine months ended September 30, 2021, compared to the same period in 2020, there was an increase in prepaid wireless service revenues driven by an increase in prepaid ARPU.

Total revenues increased $9.7 million, or 8%, and $61.2 million, or 19%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, total revenues increased $2.8 million, or 2%, and $23.2 million, or 6%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These increases were attributable to the increases in service revenues mentioned above. Equipment sales declined $2.8 million, or 11%, and increased $8.6 million, or 13%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, equipment sales declined $4.3 million, or 16%, and increased $0.7 million, or 1%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. For the three months ended September 30, 2021, compared to the same period in 2020, the decline was primarily driven by societal restrictions in effect in the third quarter of 2021 related to the COVID-19 pandemic that resulted in a decline in retail activity and lower equipment sales. For the nine months ended September 30, 2021, compared to the same period in 2020, the increase was mainly attributable to longer periods of societal restrictions related to the COVID-19 pandemic in 2020.

Operating expenses increased $10.6 million, or 10%, and $54.2 million, or 18%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, operating expenses increased $4.4 million, or 4%, and $19.5 million, or 6%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the following:

•	Cost of service increased $6.5 million, or 21%, and $17.1 million, or 19%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, cost of service increased $4.6 million, or 14%, and $6.4 million, or 6%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to an increase in transmission expense associated with the growth of the fixed broadband subscriber base. For the three months ended September 30, 2021, compared to the same period in 2020, there was also an increase in interconnection costs associated with a higher volume of voice traffic terminating outside of 2degrees’ network due to COVID-19 related mobility restrictions in the third quarter of 2021. For the nine months ended September 30, 2021, compared to the same period in 2020, the increase was partially offset by a decline in combined network sharing and national roaming costs due to a network sharing agreement which commenced in the second quarter of 2020;

•	Cost of equipment sales declined $3.5 million, or 13%, and increased $10.0 million, or 14%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, cost of equipment sales declined $5.2 million, or 17%, and increased $1.6 million, or 2%. For the three months ended September 30, 2021, compared to the same period in 2020, the decline was primarily driven by societal restrictions in effect in the third quarter of 2021 related to the COVID-19 pandemic that resulted in a decline in retail activity and lower equipment sales. For the nine months ended September 30, 2021, compared to the same period in 2020, the increase was mainly attributable to longer periods of societal restrictions related to the COVID-19 pandemic in 2020 as compared to 2021;

•	Sales and marketing increased $2.9 million, or 22%, and $10.1 million, or 27%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, sales and marketing increased $2.2 million, or 16%, and $5.8 million, or 14%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to an increase in commissions expense. Commissions expense increased $1.2 million and $3.5 million for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily associated with higher amortization expense of incremental contract acquisition costs capitalized subsequent to September 30, 2020;

•	General and administrative increased $2.8 million, or 18%, and $9.9 million, or 21%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, general and administrative increased $1.9 million, or 12%, and $4.5 million, or 9%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These increases were due to higher legal, audit and consulting costs and increases in office rent expense due to the new 2degrees corporate headquarters lease beginning in the second quarter of 2021. Approximately $1.0 million of the increase was primarily due to professional service costs incurred during the third quarter of 2021 which were associated with the strategic transactions currently under consideration. For the nine months ended September 30, 2021, there was an increase in salaries and wages of $1.8 million in the second quarter of 2021, the impact of which was removed from Segment Adjusted EBITDA due to the nonrecurring nature of the expense. This increase was partially offset by a decline in bad debt expense attributable to accounts receivable collection efforts and the improved credit risk of our customer portfolio. In addition, there was a $1.8 million one-time benefit in the first quarter of 2020 associated with 2degrees’ improvement in collections of EIP receivables previously sold to the third-party EIP receivables buyer and a decline in equity-based compensation expense as a result of $1.7 million recorded in the second quarter of 2020 associated with the extension of the expiration date of certain 2degrees’ service-based share options;

•	Depreciation, amortization and accretion increased $2.2 million, or 13%, and $9.3 million, or 20%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, depreciation, amortization and accretion increased $1.2 million, or 7%, and $3.8 million, or 7%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to an increase in depreciation expense associated with wireless network assets previously placed in service and accelerated depreciation expense on certain existing assets associated with the onset of 5G enabled infrastructure construction; and

•	Loss on disposal of assets declined $0.3 million, or 54%, and $2.2 million, or 81%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, loss on disposal of assets declined $0.3 million, or 57%, and $2.5 million, or 83%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. For the nine months ended September 30, 2021, the decline was primarily associated with disposal and abandonment charges of approximately $1.4 million during the second quarter of 2020 for certain construction in progress due in part to a reassessment of capital expenditures needs as 2degrees undertook certain cost reduction measures in response to the COVID-19 pandemic.

Segment Adjusted EBITDA increased $1.0 million, or 4%, and $13.5 million, or 16%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, Segment Adjusted EBITDA declined $0.7 million, or 2%, and increased $4.0 million, or 4%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. For the three months ended September 30, 2021, increases in cost of service, sales and marketing and general administrative costs discussed above more than offset the increase in service revenues. For the nine months ended September 30, 2021, the increase in service revenues more than offset increases in cost of service, sales and marketing and general and administrative costs.

Capital expenditures increased $8.3 million, or 62%, and $14.3 million, or 35%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, New Zealand capital expenditures increased $7.5 million, or 53%, and $9.5 million, or 21%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These increases were primarily attributable to 5G network investments. The three and nine months ended September 30, 2020 were also impacted by the deferral of capital project spending in response to the COVID-19 pandemic.

Subscriber Count

2degrees’ wireless subscriber base declined 1% compared to September 30, 2020, driven by a 5% decline in prepaid subscribers, partially offset by an 8% increase in postpaid wireless subscribers. During the first quarter of 2021, 2degrees removed approximately 28 thousand aged and inactive prepaid subscribers that were not generating meaningful prepaid service revenues. Excluding the impact of the removal of these subscribers during the first quarter of 2021, 2degrees’ total wireless subscriber base increased 1% and the prepaid wireless subscriber base declined 3% compared to September 30, 2020. This decline in the prepaid wireless subscriber base was due to societal restrictions and the temporary closing of retail store operations to comply with government requirements associated with the COVID-19 pandemic. As of September 30, 2021, postpaid wireless subscribers comprised approximately 37% of the total wireless subscriber base, an increase of approximately three percentage points from September 30, 2020. This increase in postpaid wireless subscribers was due to increases of both consumer and business subscribers and improvements in postpaid churn for the three and nine months ended September 30, 2021. Growth in business subscribers contributed 62% and 54% of the total postpaid gross additions during the three and nine months ended September 30, 2021, respectively.

As of September 30, 2021, 2degrees’ fixed broadband subscriber base increased 13% compared to September 30, 2020. The fixed broadband subscriber increase was mainly due to 2degrees’ competitive offerings, including promotions related to the cross selling of fixed broadband services to 2degrees wireless subscribers, which continue to positively impact the growth of the fixed broadband customer base. Fixed broadband net additions declined for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the acquisition of a large enterprise customer in the third quarter of 2020.

Blended Wireless ARPU

2degrees’ blended wireless ARPU is generally driven by the mix of postpaid and prepaid subscribers, the mix of business and consumer subscribers, foreign currency exchange rate fluctuations, the amount of data consumed by subscribers and the mix of service plans and bundles.

Blended wireless ARPU increased 11% and 16% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, blended wireless ARPU increased 5% and 4% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, as postpaid wireless subscribers comprised a higher proportion of the subscriber base in 2021 compared to 2020. Postpaid ARPU increased 5% and 9% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, postpaid ARPU was flat and declined 3% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The decline for the nine months ended September 30, 2021 compared to the same period in 2020 was due to reduced roaming revenues which were significantly impacted by travel and movement restrictions, including the ongoing closure of New Zealand’s border, in response to the COVID-19 pandemic. Prepaid ARPU increased 9% and 19% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. Excluding the impact of foreign currency, prepaid ARPU increased 3% and 7% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, due to the uptake of higher value prepaid service plans.

New Zealand Business Outlook, Competitive Landscape and Industry Trend

The New Zealand Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2020.

Bolivia (NuevaTel)

The Trilogy LLC founders launched NuevaTel in 2000 while they served in senior management roles with Western Wireless. Trilogy LLC subsequently acquired a majority interest in the business in 2006 and currently owns 71.5% of NuevaTel, with the remaining 28.5% owned by Comteco, a large cooperatively owned fixed line telephone provider in Bolivia.

Overview

NuevaTel, which operates under the brand name “Viva” in Bolivia, provides wireless, long distance, public telephony and wireless broadband communication services. It provides competitively priced and technologically advanced service offerings and high-quality customer care. NuevaTel focuses its customer targeting efforts on urban millennials and tech-savvy youth. It differentiates itself through simplicity, transparency and a strong brand. As of September 30, 2021, NuevaTel had approximately 1.7 million wireless subscribers which management estimates to be a market share of 14%.

Services; Distribution; Network; NuevaTel Spectrum Holdings

For a discussion of these topics, please refer to TIP Inc.’s MD&A for the year ended December 31, 2020.

Governmental Regulation

NuevaTel operates two spectrum licenses in the 1900 MHz band; the recently renewed first license expires in November 2034, and the second license expires in 2028. Additionally, NuevaTel provides 4G LTE services in the 1700 / 2100 MHz bands with a license term expiring in 2029. NuevaTel also provides fixed broadband services using fixed LTE technologies through spectrum licenses in the 3500 MHz band with terms that expire between 2024 and 2027. The long distance and public telephony licenses held by NuevaTel are valid until June 2042 and February 2043, respectively. The long-distance license and the public telephony license are free and are granted upon request.

The Bolivian telecommunications law (“Bolivian Telecommunications Law”), enacted in 2011, requires telecommunications operators to pay recurring fees for the use of certain spectrum (such as microwave links), and a regulatory fee of 1% and a universal service tax of up to 2% of gross revenues. The law also authorizes the Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, to promulgate rules governing how service is offered to consumers and networks are deployed. The ATT has required carriers to implement number portability. It also requires wireless carriers to publish data throughput speeds to their subscribers and to pay penalties if they do not comply with transmission speed commitments. The ATT has also conditioned the 4G LTE licenses it awarded to Tigo (a wireless competitor) and NuevaTel on meeting service deployment standards, requiring that the availability of 4G LTE service expand over a 96-month period from urban to rural areas through mid-2022. NuevaTel has met its 4G LTE launch commitments thus far and intends to continue to satisfy this commitment.

The ATT has aggressively investigated and imposed sanctions on all wireless carriers in connection with the terms on which they offer service to consumers, the manner in which they bill and collect for such services, the manner in which they maintain their networks and the manner in which they report to the ATT regarding network performance (including service interruptions). In the case of NuevaTel, the ATT has assessed fines totaling approximately $6.7 million in connection with proceedings concerning past service quality deficiencies in 2010 and a service outage in 2015. The fine relating to the 2010 service quality deficiencies, in the amount of $2.2 million, was annulled by the Bolivian Supreme Tribunal of Justice (“Supreme Tribunal”) on procedural grounds, but the ATT was given the right to impose a new fine. Should the ATT decide to impose a new fine, NuevaTel can discharge the fine by paying half of the penalty on the condition that it waives its right to appeal. The Company has accrued the full amount of $2.2 million. The fine relating to the 2015 service outage, $4.5 million, was also followed by numerous appeals, resulting in the rescission and the subsequent reinstatement of the fine by Ministry of Public Works, Services and Housing (the “Ministry”). NuevaTel accrued $4.5 million for this fine in 2018. In June 2021, the Supreme Tribunal annulled the fine and remanded the matter to the Ministry and the ATT to reconsider evidence concerning the outage (which may include evidence submitted by NuevaTel that the outage was due to circumstances beyond its reasonable control). In October 2021, the Ministry reinstated the $4.5 million fine relating to the 2015 service outage. NuevaTel will file a new appeal before the Supreme Tribunal. Due to the uncertainty regarding the timing and reduction of the fine, the previously recorded amount of $4.5 million continued to be accrued as of September 30, 2021.

NuevaTel’s license contracts typically require that NuevaTel post a performance bond valued at 7% of projected revenue for the first year of each license contract’s term and 5% of gross revenue of the authorized service in subsequent years or obtain insurance policies to meet this requirement. Such performance bonds are enforceable by the ATT in order to guarantee that NuevaTel complies with its obligations under the license contract and to ensure that NuevaTel pays any fines, sanctions or penalties it incurs from the ATT. NuevaTel and other carriers are permitted by ATT regulations to meet their performance bond requirements using insurance policies, which must be renewed annually and which NuevaTel has historically acquired for insignificant costs. Should NuevaTel be unable to renew its insurance policies, it would be required to obtain a performance bond issued by a Bolivian bank. This type of performance bond would likely be available under less attractive terms than NuevaTel’s current insurance policies. The failure to obtain such a bond could have a material adverse effect on the Company’s business, financial condition and prospects.

Entel, the government-owned wireless carrier, maintains certain advantages under the telecommunications regulatory framework as administered by the Bolivian government. Historically, Entel received most of the universal service tax receipts paid to the government by telecom carriers and used these funds to expand its network in sparsely populated rural areas. Also, the Bolivian Telecommunications Law guarantees Entel access to new spectrum licenses, although it does require Entel to pay the same amounts for new and renewed spectrum licenses as are paid by those who acquire spectrum in auctions or by arrangement with the government (including payments for license renewals).

Bolivia - Operating Results

	Three Months Ended September 30,		Nine Months Ended September 30		% Variance
(in millions, unless otherwise noted)	2021	2020	2021	2020	3 mo. vs 3 mo.		9 mo. vs 9 mo.
Service revenues	$30.4	$34.7	$95.1	$110.1	(12%)		(14%)
Total revenues	$30.4	$36.3	$95.4	$113.6	(16%)		(16%)
Segment Adjusted EBITDA	$(1.5)	$0.5	$0.9	$5.1	(421%)		(83%)
Segment Adjusted EBITDA Margin(1)	(5.0%)	1.4%	0.9%	4.7%	(6.4	)pts	(3.7	)pts

Postpaid Subscribers (in thousands)
Net losses	(6)	(58)	(30)	(64)	90%		53%
Total postpaid subscribers	229	256	229	256	(10%)		(10%)

Prepaid Subscribers (in thousands)
Net (losses) additions	(17)	202	(73)	(182)	(108%)		60%
Total prepaid subscribers	1,386	1,285	1,386	1,285	8%		8%

Other wireless subscribers (in thousands)(2)(3)	35	41	35	41	(13%)		(13%)
Total wireless subscribers (in thousands)	1,651	1,582	1,651	1,582	4%		4%

Fixed Broadband Subscribers (in thousands) (3)
Net additions	3	2	7	5	45%		31%
Total fixed broadband subscribers	27	16	27	16	63%		63%

Total ending subscribers (in thousands)	1,677	1,598	1,677	1,598	5%		5%

Blended wireless churn (3)	9.6%	2.9%	9.1%	6.3%	6.7	pts	2.8	pts
Postpaid churn	3.2%	8.2%	3.5%	3.9%	(5.0	)pts	(0.4	)pts

Monthly blended wireless ARPU (not rounded) (3)	$5.72	$7.40	$5.87	$6.94	(23%)		(15%)
Monthly postpaid wireless ARPU (not rounded)	$18.18	$19.13	$18.89	$20.66	(5%)		(9%)
Monthly prepaid wireless ARPU (not rounded)	$3.53	$4.54	$3.52	$3.99	(22%)		(12%)
Capital expenditures(4)	$3.0	$2.0	$10.3	$5.7	54%		81%
Capital intensity	10.0%	5.7%	10.9%	5.2%	4.3	pts	5.7	pts

pts - percentage points

(1)Segment Adjusted EBITDA Margin is calculated as Segment Adjusted EBITDA divided by service revenues.

(2) Includes public telephony and other wireless subscribers.

(3) Beginning with the third quarter of 2021, fixed LTE subscribers were reclassified for all periods from Other wireless subscribers and are now included as component of Fixed broadband subscribers. Fixed LTE revenues were also reclassified from Wireless service revenues to Fixed broadband service revenues. For more details, see “Reclassification of Fixed Broadband Service Revenues” in this MD&A.

(4) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Three and Nine Months Ended September 30, 2021 Compared to Same Periods in 2020

Service revenues declined $4.3 million, or 12%, and $15.0 million, or 14%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to a $3.7 million, or 23%, and a $12.0 million, or 22%, decline in postpaid revenues for the same periods, respectively. As a result of the impact of the COVID-19 pandemic and increased competition, postpaid subscribers declined 10% contributing to the declines of postpaid revenues. Voice traffic was also lower for those periods as subscribers continue to shift to data-based voice apps. Prepaid revenues declined $1.4 million, or 8%, and $4.3 million, or 9%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. These declines in prepaid revenues were primarily due to a 22% and 12% decline in prepaid ARPU for the three and nine months ended September 30, 2021, respectively, reflecting a decline in voice revenues due to lower voice traffic as a result of subscribers shifting from voice usage to data-based voice applications, which was accelerated by the impact of the COVID-19 pandemic. Additionally, prepaid data revenues declined for the three and nine months ended September 30, 2021 as a result of NuevaTel’s promotional activities impacted by continued competitive pressure on pricing.

Total revenues declined $5.9 million, or 16%, and $18.2 million, or 16%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the decrease in service revenues discussed above.

For the three and nine months ended September 30, 2021, compared to the same periods in 2020, operating expenses increased $113.8 million, or 275%, and $102.0 million, or 75%, respectively, primarily due to the following:

•	Cost of service declined $0.3 million, or 2%, and $2.8 million, or 5%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of NuevaTel’s network;

•	Cost of equipment sales declined $1.9 million, or 75%, and $3.7 million, or 66%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, mainly due to a decrease in the number of handsets sold during the period;

•	Sales and marketing increased $0.1 million, or 1%, and declined $2.4 million, or 12%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The decline in sales and marketing for the nine months ended September 30, 2021, compared to the same period in 2020 was mainly due to lower commissions expense as a result of lower amortization expense of contract acquisition costs in the current period. The decline also reflects cost control measures, including a decrease in salaries and wages as a result of workforce reductions which occurred during the fourth quarter of 2020. These declines were partially offset by an increase in advertising expense;

•	General and administrative declined $1.8 million, or 21%, and $5.4 million, or 21%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to lower bad debt expense as a result of societal restrictions related to the COVID-19 pandemic which impacted collections in the periods in 2020. For the nine months ended September 30, 2021, compared to the same period in 2020, decreases in salaries and wages, consulting costs and outsourcing costs associated with continued cost controls implemented in response to the COVID-19 pandemic also contributed to the decline in general and administrative costs;

•	Depreciation, amortization and accretion declined $1.7 million, or 16%, and $3.0 million, or 10%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to a lower net asset base being depreciated;

•	Impairment of long-lived assets was $113.8 million for both the three and nine months ended September 30, 2021 as a result of the charge recorded in the third quarter of 2021. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements for additional information; and

•	Gain on disposal of assets and sale-leaseback transaction declined $5.6 million, or 100%, and $5.5 million, or 107%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020 due to the timing of the gains recognized in connection with the closings of the tower sale-leaseback transaction in 2020.

Segment Adjusted EBITDA declined $2.0 million, or 421%, and $4.3 million, or 83%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily due to the decrease in postpaid revenues partially offset by the declines in general and administrative expenses and cost of service as described above.

Capital expenditures increased $1.1 million, or 54%, and $4.6 million, or 81%, for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, mainly due to the timing of spending.

Subscriber Count

Bolivia’s wireless subscriber base has historically been predominantly prepaid, which is a common characteristic of the subscriber bases of all the telecommunications providers in the country. Postpaid subscribers were 14% of the wireless subscriber base as of September 30, 2021. In addition to prepaid and postpaid, the wireless subscriber base includes public telephony subscribers and other wireless subscribers; these subscribers comprised 2% of the overall subscriber base as of September 30, 2021.

Bolivia’s wireless subscriber base increased 4% as of September 30, 2021, compared to September 30, 2020, primarily as a result of an 8% increase in prepaid subscribers. The increase in prepaid subscribers was mainly attributable to promotional activities, which resulted in subscriber gains year over year. Postpaid subscribers declined 10% primarily due to the impact of the COVID-19 pandemic as previously discussed.

Beginning with the third quarter of 2021, fixed LTE subscribers were reclassified from Other wireless subscribers to Fixed broadband subscribers. The fixed broadband subscriber base increased 63% as of September 30, 2021, compared to September 30, 2020, mainly attributable to an increased demand for fixed broadband services.

Blended Wireless ARPU

Bolivia’s blended wireless ARPU is generally driven by the mix and number of postpaid and prepaid subscribers, service rate plans and any discounts or promotional activities used to drive either subscriber volume or data usage increases. Subscriber usage of web navigation, voice services, short messaging service and value-added services also have an impact on Bolivia’s blended wireless ARPU.

Blended wireless ARPU declined 23% and 15% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, primarily driven by a 5% and 9% decline in postpaid wireless ARPU, respectively. The decline in postpaid wireless ARPU was primarily due to a decrease in voice usage, partially offset by an increase in data revenue per average subscriber. Prepaid wireless ARPU declined 22% and 12% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020, driven largely by lower voice traffic as a result of subscribers shifting from voice usage to data-based voice applications, which was accelerated by the impact of the COVID-19 pandemic.

Bolivia Business Outlook, Competitive Landscape and Industry Trend

The Bolivia Business Outlook, Competitive Landscape and Industry Trend are described in TIP Inc.’s MD&A for the year ended December 31, 2020.

Selected Financial Information

The following tables set forth our summary consolidated financial data for the periods ended and as of the dates indicated below.

The summary consolidated financial data is derived from our Condensed Consolidated Financial Statements for each of the periods indicated in the following tables.

Differences between amounts set forth in the following tables and corresponding amounts in our Condensed Consolidated Financial Statements and related notes which accompany this MD&A are a result of rounding. Amounts for subtotals, totals and percentage variances presented in the following tables may not sum or calculate using the numbers as they appear in the tables as a result of rounding.

Selected balance sheet information

The following table shows selected consolidated financial information for the Company’s financial position as of September 30, 2021 and December 31, 2020. The table below provides information related to the cause of the changes in financial position by financial statement line item for the period compared.

Consolidated Balance Sheet Data
	As of September 30,	As of December 31,
(in millions, except as noted)	2021	2020	Change includes:
Cash, cash equivalents and restricted cash	$77.6	$102.5	Decline is due to $72.2 million of purchases of property and equipment and additions to license costs and $8.9 million of fees paid in connection with the exchange of the Trilogy LLC 2022 Notes during the nine months ended September 30, 2021, partially offset by cash flows provided by operating activities, $8.8 million of proceeds from debt and EIP receivables financing obligation, net of payments, and $10.0 million in maturities of short-term investments.
% Change	(24%)

Other current assets	155.9	152.4	Increase is primarily due to 2degrees’ deferred costs and prepayment of its managed capacity service arrangement that are amortized over the period of use during the year. There was also an increase in NuevaTel accounts receivable, net. These increases were partially offset by maturities of short-term investments.
% Change	2%

Property, equipment and intangibles, net	357.4	448.4	Decline is primarily due to NuevaTel impairment of $61.0 million recorded in the third quarter, as well as due to additions during the nine months ended September 30, 2021 being less than depreciation and amortization, and $13.2 million attributable to the impact of foreign currency translation.
% Change	(20%)

Other non-current assets	236.9	285.7	Decline is primarily due to NuevaTel impairment of $52.8 million related to operating lease right-of-use assets and other assets and decrease in 2degrees deferred taxes, partially offset by the operating lease right-of-use asset recognized upon commencement of the 2degrees corporate headquarters and data center leases.
% Change	(17%)

Total assets	$827.7	$989.0

Current portion of long-term debt and financing lease liabilities	$32.1	$21.0	Increase is primarily due to net proceeds from the EIP receivables financing obligation during the nine months ended September 30, 2021.
% Change	53%

All other current liabilities	194.7	198.1	Decline reflects the reduction in accruals at 2degrees related to handset purchases and decline in construction accounts payable at 2degrees, partially offset by accrued interest on the TISP 8.875% Notes and increase in accounts payable at NuevaTel.
% Change	(2%)

Long-term debt and financing lease liabilities	621.6	630.8	Decline is primarily due to $9.4 million attributable to cumulative translation adjustments.
% Change	(1%)

All other non-current liabilities	196.1	178.1	Increase is primarily related to the operating lease liability recognized upon commencement of the 2degrees corporate headquarters lease in April 2021, partially offset by a reduction in deferred taxes related to unrepatriated earnings of NuevaTel due to the impact of the impairment charge recorded in the three months ended September 30, 2021.
% Change	10%

Total shareholders' deficit	(216.7)	(38.9)	Increase is primarily due to the net loss during the nine months ended September 30, 2021, the impact of foreign currency translation adjustments and dividends declared to noncontrolling interests.
% Change	(457%)
Total liabilities and shareholders' deficit	$827.7	$989.0

Selected quarterly financial information

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

(in millions, except per share amounts)	2021			2020				2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Service revenues	$134.4	$134.2	$138.2	$134.6	$126.3	$115.3	$127.8	$131.2
Equipment sales	23.1	23.4	31.1	34.2	27.5	19.7	25.0	34.9
Total revenues	157.5	157.6	169.3	168.8	153.7	135.0	152.8	166.1
Operating expenses	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)	(162.5)
Operating (loss) income	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)	(0.8)	3.6
Interest expense	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)	(11.3)
Change in fair value of warrant liability	-	0.1	0.1	0.1	(0.1)	-	(0.1)	0.2
Debt issuance and modification costs	-	(7.0)	-	-	-	-	-	-
Other, net	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)	(2.0)	1.5
Loss before income taxes	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)	(6.0)
Income tax benefit (expense)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2	(3.1)	44.4
Net (loss) income	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)	38.4
Net loss (income) attributable to noncontrolling interests	37.1	9.3	3.0	7.8	9.8	8.2	6.1	(21.1)
Net (loss) income attributable to TIP Inc.	$(90.6)	$(17.2)	$(8.7)	$(12.4)	$(13.2)	$(11.0)	$(11.1)	$17.3

Net (loss) income attributable to TIP Inc. per share:
Basic	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30
Diluted	$(1.37)	$(0.29)	$(0.15)	$(0.21)	$(0.23)	$(0.19)	$(0.19)	$0.30

Quarterly Trends and Seasonality

The Company’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of the Company’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets, changes in income taxes, and impact of the COVID-19 pandemic.

New Zealand and Bolivia

Trends in New Zealand’s and Bolivia’s service revenues and overall operating performance are affected by:

•	Lower prepaid subscribers due to shift in focus to postpaid sales;

•	Higher usage of wireless data due to migration from 3G to 4G LTE in Bolivia;

•	Increased competition leading to larger data bundles offered for prices which have impacted data ARPU;

•	Stable postpaid churn in New Zealand, which the Company believes is a reflection of the Company’s heightened focus on high-value subscribers and the Company’s enhanced subscriber service efforts;

•	Decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance;

•	Lower roaming revenue due to mobility restrictions associated with the COVID-19 pandemic;

•	Varying handset subsidies as more consumers shift toward smartphones with the latest technologies;

•	Varying handset costs related to advancement of technologies and reduced supplier rebates or discounts on highly-sought devices;

•	Seasonal promotions which are typically more significant in periods closer to year-end;

•	Subscribers activating and suspending service to take advantage of promotions by the Company or its competitors;

•	Higher voice and data costs related to the increasing number of subscribers, or, alternatively, a decline in costs associated with a decline in voice usage;

•	Higher costs associated with the retention of high-value subscribers; and

•	Decline in gross subscriber additions due to decreased commercial activity resulting from COVID-related societal restrictions and economic contraction.

Trends in New Zealand’s service revenues and operating performance that are unique to its fixed broadband business include:

•	Higher internet subscription fees as subscribers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;

•	Subscribers bundling their service plans at a discount;

•	Fluctuations in retail broadband pricing and operating costs influenced by government-regulated copper wire services pricing and changing consumer and competitive demands;

•	Availability of fiber services in a particular area or general network coverage; and

•	Individuals swapping technologies as fiber becomes available in their connection area.

Liquidity and Capital Resources Measures

As of September 30, 2021, the Company had approximately $77.6 million in cash, cash equivalents and restricted cash, of which $41.4 million was held by 2degrees, $16.7 million was held by NuevaTel and $19.5 million was held at headquarters and others. Of the $19.5 million held at headquarters and others, $9.1 million is unavailable for use in general operations due to restrictions in place under the terms of indebtedness incurred by TISP. For additional information, see Note 7 – Debt to the Condensed Consolidated Financial Statements. Cash, cash equivalents and restricted cash as of September 30, 2021 decreased $24.9 million as compared to December 31, 2020, primarily due to $65.4 million in purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. NuevaTel has maintained its liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $16.7 million of cash, cash equivalents and restricted cash as of September 30, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the nine months ended September 30, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the pandemic has resulted in increased liquidity and cash challenges for NuevaTel which could become acute regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund obligations due in the first quarter of 2022. Management is currently working to address issues associated with meeting such financial obligations. These actions may include arranging extended payment terms with suppliers, arranging other external investment or seeking to transition the NuevaTel business to a third party.

TIP Inc. does not expect NuevaTel’s impairment charge or related business performance and liquidity challenges to affect TIP Inc.’s overall business and strategic priorities or financial objectives.

On May 6, 2021, TISP and TISP Finance initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC 2022 Notes to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for the TISP 8.875% Notes. The Exchange Offer closed on June 7, 2021. The Trilogy LLC 2022 Notes that remained outstanding after the closing of the Exchange Offer were redeemed and repaid in full with the proceeds of the sale of additional TISP 8.875% Notes in June 2021 and a total of $357.0 million in aggregate principal amount of TISP 8.875% Notes is outstanding as of September 30, 2021. For additional information, see Note 7 – Debt to the Condensed Consolidated Financial Statements.

In the first half of 2021, the Company announced that 2degrees was preparing for a partial public listing on the New Zealand Stock Exchange and the Australian Securities Exchange (the “ASX”) by the end of this year. The completion of any such listing would be subject to market conditions and would be intended to raise capital to accelerate growth initiatives at 2degrees and enable Trilogy to reduce entity level debt. $4.7 million of costs related to the preparation for this planned public listing and equity issuance have been deferred and included within Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheet as of September 30, 2021, reflecting the facts and circumstances as of that date.

In October 2021, the Company announced that it had paused activity on the aforementioned initial public offering in order to consider a potential merger of 2degrees and Orcon Group. Orcon Group, which operates a fixed broadband business in New Zealand, is owned by Vocus Group Limited, which was previously listed on the ASX and acquired by Macquarie Asset Management and Aware Super in July 2021. Any combination of 2degrees and Orcon Group would be subject to agreement on satisfactory terms between the parties, satisfaction of closing conditions, including required regulatory approvals, and there can be no assurance that such transaction will be entered into or completed.

Selected cash flows information

The following table summarizes the Condensed Consolidated Statements of Cash Flows for the periods indicated:

	Nine Months Ended September 30,		% Variance
(in millions)	2021	2020	2021 vs 2020
Net cash provided by (used in)
Operating activities	$41.4	$41.0	1%
Investing activities	(65.9)	(44.7)	(48%)
Financing activities	0.9	32.1	(97%)
Net (decrease) increase in cash, cash equivalents and restricted cash	$(23.5)	$28.5	(183%)

Cash flow provided by operating activities

Cash flow provided by operating activities increased by $0.4 million for the nine months ended September 30, 2021 compared to the same period in 2020. This change reflects various offsetting changes in working capital during the nine months ended September 30, 2021 compared to the same period in 2020, including, among other changes, lease incentives received in the third quarter of 2021, partially offset by $7.0 million of fees paid to third parties in connection with the exchange in June 2021 of the Trilogy LLC 2022 Notes and a $5.1 million increase in interest paid, net of capitalized interest, primarily due to an increase in interest expense related to the issuance of the TISP 10.0% Notes during the fourth quarter of 2020. See Note 7 – Debt to the Condensed Consolidated Financial Statements for further information.

Cash flow used in investing activities

Cash flow used in investing activities increased by $21.2 million for the nine months ended September 30, 2021 compared to the same period in 2020, due to an $18.9 million increase in capital expenditures and aggregate payments of $6.7 million for spectrum licenses in 2021, including renewal of 2degrees’ 1800 and 2100 MHz spectrum holdings, and the receipt in 2020 of $5.8 million in cash proceeds from the fourth and final closing of the NuevaTel tower sale-leaseback transaction. These changes were partially offset by $10.0 million in maturities and sales of short-term investments in 2021.

Cash flow provided by financing activities

Cash flow provided by financing activities declined by $31.2 million for the nine months ended September 30, 2021 compared to the same period in 2020, primarily due to a $33.0 million reduction in proceeds from debt, net of payments, including the $35.1 million of proceeds in 2020 from the 2degrees senior facilities agreement.

Contractual obligations

The Company has various contractual obligations to make future payments, including debt agreements and lease obligations. The following table summarizes the Company’s future obligations due by period as of September 30, 2021 and based on the exchange rate as of that date:

			January 1,	January 1,	From and
		Through	2022 to	2024 to	after
		December 31,	December 31,	December 31,	January 1,
(in millions)	Total	2021	2023	2025	2026
Long-term debt, including current portion(1)	$667.8	$28.5	$612.4	$13.2	$13.7
Interest on long-term debt and obligations(2)	93.6	19.4	68.2	3.7	2.3
Operating leases	259.9	7.9	61.0	57.9	133.0
Purchase obligations(3)	242.5	69.2	123.0	31.5	18.8
Long-term obligations(4)	0.5	0.2	0.3	-	-

Total	$1,264.3	$125.2	$865.0	$106.4	$167.7

(1) Includes financing lease obligations which are immaterial for each period presented. Excludes the impact of a $8.8 million discount on long-term debt which is amortized through interest expense over the life of the underlying debt facility.

(2) Includes contractual interest payments using the interest rates in effect as of September 30, 2021.

(3) Purchase obligations are the contractual obligations under service, product and handset contracts. These obligations also include the expected amounts of the installment payments (inclusive of interest) over the 5 years for the renewal of spectrum licenses used by 2degrees in the 1800 MHz and 2100 MHz spectrum bands.

(4) Includes the fair value of derivative financial instruments as of September 30, 2021. Amount will vary based on market rates at each quarter end. Excludes asset retirement obligations and other miscellaneous items that are not significant.

In August 2017, the New Zealand government signed the RBI2 Agreement with the New Zealand telecommunications carriers’ joint venture, the RCG, to fund a portion of the country’s rural broadband infrastructure project. As of September 30, 2021, we have included the estimated unfunded investment obligation of 2degrees through 2022 under this agreement in the amount of approximately $1.7 million, based on the exchange rate at that date. This obligation is included in “Purchase obligations” in the table above. We have not included potential operating expenses or capital expenditure upgrades associated with this agreement in the commitment.

Effect of inflation

The Company’s management believes inflation has not had a material effect on its financial condition or results of operations in recent years. However, there can be no assurance that the business will not be affected by inflation in the future.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that would have a material effect on the Company’s Condensed Consolidated Financial Statements as of September 30, 2021.

Transactions with Related Parties

For information on related party transactions, see Note 19 – Related Party Transactions to our Consolidated Annual Financial Statements.

Proposed Transactions

The Company continuously evaluates opportunities to expand or complement its current portfolio of businesses. All opportunities are analyzed on the basis of strategic rationale and long-term shareholder value creation and a disciplined approach will be taken when deploying capital on such investments or acquisitions.

Critical Accounting Estimates

Critical Accounting Judgments and Estimates

Our significant accounting policies are described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Annual Financial Statements and to the Condensed Consolidated Financial Statements. The preparation of the Company’s audited and unaudited consolidated financial statements requires it to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its judgments on its historical experience and on various other assumptions that the Company believes are reasonable under the circumstances, the results of which form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

The effects of recently issued accounting standards are discussed in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

Changes in Accounting Policies Including Initial Adoption

Other than the adoption of new accounting standards, as discussed in the Notes to the Condensed Consolidated Financial Statements, there have been no other changes in the Company’s accounting policies.

Financial Instruments and Other Instruments

The Company considers the management of financial risks to be an important part of its overall corporate risk management policy. The Company uses derivative financial instruments to manage existing exposures, irrespective of whether such relationships are formally documented as hedges in accordance with hedge accounting requirements. This is further described in Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Annual Financial Statements and Note 8 – Derivative Financial Instruments to the Condensed Consolidated Financial Statements.

Disclosure of Outstanding Share Data

As of the date of this filing, there were 86,461,484 Common Shares outstanding of which 1,675,336 are forfeitable Common Shares. There were also the following outstanding convertible securities:

Warrants	13,402,685
Restricted share units (unvested)	4,816,540
Deferred share units	677,511

Upon redemption or exercise of all of the forgoing convertible securities, TIP Inc. would be required to issue an aggregate of 18,896,736 Common Shares.

Risk and Uncertainty Affecting the Company’s Business

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities are summarized under the heading “Cautionary Note Regarding Forward-Looking Statements” in this MD&A and are more fully described under the heading “Risk Factors” in the 2020 Annual Report filed by TIP Inc. on SEDAR and on EDGAR on March 24, 2021 and available on TIP Inc.’s SEDAR profile at www.sedar.com and TIP Inc.’s EDGAR profile at www.sec.gov.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information relating to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended, to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is (a) recorded, processed, summarized and reported within the time periods specified in the applicable securities legislation, and (b) accumulated and communicated to management, including the CEO and CFO, to ensure appropriate and timely decisions are made regarding public disclosure.

Based on management’s evaluation, the CEO and the CFO concluded that, as of September 30, 2021, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management of the Company, under the supervision of the CEO and CFO, is responsible for establishing adequate internal controls over financial reporting, which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. However, due to their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements and fraud.  Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to establish and maintain adequate design of the Company’s internal controls over financial reporting.

Changes in Internal Control over Financial Reporting

During the nine months ended September 30, 2021, there have been no changes made in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of a control system are met.

Due to their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all misstatements and fraud. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

Definitions and Reconciliations of Non-GAAP Measures

The Company reports certain non-U.S. GAAP measures that are used to evaluate the performance of the Company and the performance of its segments, as well as to determine compliance with debt covenants and to manage its capital structure. Non-U.S. GAAP measures do not have any standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

Consolidated Adjusted EBITDA (“Adjusted EBITDA”) represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for income tax (benefit) expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Net loss margin is calculated as Net loss divided by service revenues. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. The Company’s management believes Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow management to evaluate the Company’s performance by removing from its operating results items that do not relate to core operating performance. The Company’s management believes that certain investors and analysts use Adjusted EBITDA to value companies in the telecommunications industry. The Company’s management believes that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA Margin to evaluate the performance of the Company’s business. Adjusted EBITDA and Adjusted EBITDA Margin have no directly comparable U.S. GAAP measure. The following table provides a reconciliation of Adjusted EBITDA to the most comparable financial measure reported under U.S. GAAP, Net loss:

	Three Months Ended		Nine Months Ended
Consolidated Adjusted EBITDA	September 30,		September 30,
(in millions)	2021	2020	2021	2020
Net loss	$(127.7)	$(23.0)	$(165.9)	$(59.5)

Interest expense	13.4	11.3	39.9	33.8
Depreciation, amortization and accretion	28.0	27.7	85.6	79.7
Debt issuance and modification costs	-	-	7.0	-
Income tax (benefit) expense	(1.0)	15.7	5.3	17.6
Change in fair value of warrant liability	-	0.1	(0.1)	0.1
Other, net	(2.2)	0.2	(4.4)	3.1
Equity-based compensation	0.8	0.9	2.7	4.8
Impairment of long-lived assets	113.8	-	113.8	-
Loss (gain) on disposal of assets and sale-leaseback transaction	0.3	(5.1)	0.9	(2.5)
Transaction and other nonrecurring costs(1)	0.3	-	2.1	1.3
Consolidated Adjusted EBITDA(2)	$25.8	$27.9	$86.8	$78.4

Net loss margin (Net loss divided by service revenues)	(95.0%)	(18.2%)	(40.8%)	(16.1%)
Consolidated Adjusted EBITDA Margin (Consolidated Adjusted EBITDA divided by service revenues)	19.2%	22.1%	21.3%	21.2%

(1)Includes a $1.8 million nonrecurring increase in salaries and wages expense in New Zealand related to general and administrative expense in the second quarter of 2021.

(2)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary, Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary and, as such, the Company consolidates 100% of SSI’s net income (losses). The impact on the Company's consolidated results of the 80% that Trilogy LLC does not own was to decrease Adjusted EBITDA by $0.1 million for both the three months periods ended September 30, 2021 and 2020, and decrease Adjusted EBITDA by $0.1 million for the nine months ended September 30, 2021. There was no impact on Adjusted EBITDA for the nine months ended September 30, 2020.

Trilogy LLC Consolidated EBITDA

For purposes of the indenture for the TISP 8.875% Notes, the following is a reconciliation of Trilogy LLC Consolidated EBITDA, as defined in such indenture, to Consolidated Adjusted EBITDA:

Trilogy LLC Consolidated EBITDA

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2021	2020	2021	2020
Consolidated Adjusted EBITDA	$25.8	$27.9	$86.8	$78.4
Realized (loss) gain on foreign currency	-	(0.3)	(0.4)	0.1
Interest income	0.1	0.2	0.2	0.3
Fines and penalties	-	-	(0.4)	-
New accounting standard impacts(1)	-	(0.5)	-	0.7
TIP Inc. Adjusted EBITDA	0.2	0.1	0.6	0.3
Trilogy LLC Consolidated EBITDA	$26.1	$27.4	$86.8	$79.8

(1)In 2021, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the TISP 8.875% Notes, excludes the impact of accounting standards adopted subsequent to June 7, 2021, when such notes were issued. In contrast, in 2020, Trilogy LLC Consolidated EBITDA, as measured for purposes of the indenture for the Trilogy LLC 2022 Notes, excludes the impact of accounting standards adopted subsequent to 2017, when such notes were issued. For additional information and details regarding adoption of the new revenue standard in 2019, see Note 13 - Revenue from Contracts with Customers to the Condensed Consolidated Financial Statements.

Consolidated Equipment Subsidy

Equipment subsidy (“Equipment Subsidy”) is the cost of devices in excess of the revenue generated from equipment sales and is calculated by subtracting Cost of equipment sales from Equipment sales. Management uses Equipment Subsidy on a consolidated level to evaluate the net loss that is incurred in connection with the sale of equipment or devices in order to acquire and retain subscribers. Equipment Subsidy includes devices acquired and sold for fixed broadband subscribers. Consolidated Equipment Subsidy is used in computing Equipment subsidy per gross addition. A reconciliation of Equipment Subsidy to Equipment sales and Cost of equipment sales, both U.S. GAAP measures, is presented below:

Equipment Subsidy	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2021	2020	2021	2020
Cost of equipment sales	$25.2	$30.6	$84.2	$78.0
Less: Equipment sales	(23.1)	(27.5)	(77.5)	(72.1)
Equipment Subsidy	$2.1	$3.2	$6.7	$5.9

Key Industry Performance Measures – Definitions

The following measures are industry metrics that management finds useful in assessing the operating performance of the Company, and are often used in the wireless telecommunications industry, but do not have a standardized meaning under U.S. GAAP:

•	Monthly average revenues per wireless user (“ARPU”) is calculated by dividing average monthly wireless service revenues during the relevant period by the average number of wireless subscribers during such period.

•	Wireless data revenues (“data revenues”) is a component of wireless service revenues that includes the use of web navigation, multimedia messaging service and value-added services by subscribers over the wireless network through their devices.

•	Wireless service revenues (“wireless service revenues”) is a component of total revenues that excludes fixed broadband revenues, equipment sales and non-subscriber international long distance revenues; it captures wireless performance and is the basis for the blended wireless ARPU calculations.

•	Wireless data average revenue per wireless user (“data ARPU”) is calculated by dividing monthly data revenues during the relevant period by the average number of wireless subscribers during the period.

•	Service revenues (“service revenues”) is a component of total revenues that excludes equipment sales.

•	Churn (“churn”) is the rate at which existing subscribers cancel their services, or are suspended from accessing the network, or have no revenue generating event within the most recent 90 days, expressed as a percentage. Subscribers that subsequently have their service restored within a certain period of time are presented net of disconnections which may result in a negative churn percentage in certain periods. Churn is calculated by dividing the number of subscribers disconnected by the average subscriber base. It is a measure of monthly subscriber turnover.

•	Cost of Acquisition (“cost of acquisition”) represents the total cost associated with acquiring a subscriber and is calculated by dividing total sales and marketing plus Equipment Subsidy during the relevant period by the number of new wireless subscribers added during the relevant period.

•	Equipment subsidy per gross addition is calculated by dividing Equipment Subsidy by the number of new wireless subscribers added during the relevant period.

•	Capital intensity (“capital intensity”) represents purchases of property and equipment divided by total service revenues. The Company’s capital expenditures do not include expenditures on spectrum licenses. Capital intensity allows the Company to compare the level of the Company’s additions to property and equipment to those of other companies within the same industry.